SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       PREMIUM CIGARS INTERNATIONAL, LTD.
                       ----------------------------------
                                (Name of Issuer)

                             SHARES OF COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                  740588 10 8
                                 -------------
                                 (CUSIP Number)


                             Mr. John E. Greenwell
                            15849 North 77th Street
                           Scottsdale, Arizona 85260
                                 (602) 922-8887
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 16, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSIP NO. 740588 10 8

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(1)  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     JOHN E. GREENWELL
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

     N/A                                                                 (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     BK
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES CITIZEN
--------------------------------------------------------------------------------
                           (7)  SOLE VOTING POWER

                                366,600
        NUMBER OF        -------------------------------------------------------
         SHARES            (8)  SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH           -------------------------------------------------------
        REPORTING          (9)  SOLE DISPOSITIVE POWER
         PERSON
          WITH                  366,600
                         -------------------------------------------------------
                           (10) SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      366,600
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.567%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITIES AND ISSUER.

         This statement relates to the common stock of Premium Cigars International, Ltd. (the "Issuer").

         The name and address of the principal executive office of the Issuer is as follows:

                       Premium Cigars International, Ltd.
                            15849 North 77th Street
                            Scottsdale, Arizona 85260

ITEM 2.  IDENTITY AND BACKGROUND.

          (a) Name: The person filing this statement is Mr. John E. Greenwell ("Mr. Greenwell"), a natural person.

          (b)  Residence: Mr. Greenwell's business address is:

                          15849 North 77th Street
                          Scottsdale, Arizona 85260

          (c) Present principal occupation: Mr. Greenwell's present principal occupation is Chief Executive Officer of Premium Cigars International, Ltd., whose address is 15849 North 77th Street Scottsdale, Arizona 85260;

          (d) Criminal proceedings: During the last five years, Mr. Greenwell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

          (e) Civil proceedings: During the last five years, Mr. Greenwell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, is not subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws; and

          (f)  Citizenship: Mr. Greenwell is a United States citizen.

ITEM 3.  SOURCE, AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Greenwell's source of funds for the purchase of the shares of common stock is personal assets derived from the sale of publicly traded securities. The amount of funds used for the purchase of the shares of Common Stock of the Issuer was $245,000.00.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of Mr. Greenwell's purchase of the securities of the Issuer is strictly for investment purposes. At this time, Mr. Greenwell has no other plans or intentions with respect to the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of the class of securities identified pursuant to Item 1 above that are beneficially owned by Mr. Greenwell, is 366,600. Additionally, the percentage of the class of securities identified pursuant to Item 1 above that are beneficially owned by the Mr. Greenwell, is 10.567%;

         (b) The following information is provided regarding Mr. Greenwell: (i) Mr. Greenwell has the sole power to vote or to direct the vote of 366,600 shares of the Issuer, (ii) no shares are subject to shared or directed voting power with another, (iii) Mr. Greenwell has sole power to dispose or to direct the disposition of his 366,600 shares of the Issuer, and (iv) Mr. Greenwell does not share the power to dispose or to direct the disposition of any of the shares;

         (c) Mr. Greenwell has not engaged in any transactions in the class of securities reported on that were effectuated during the past 60 days or since the most recent filing on Schedule 13(D);

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein; and

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among Mr. Greenwell and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

         Prior to acquiring the securities, Mr. Greenwell has agreed to assume and comply with the terms of that certain Promotional Shares Lock-Up Agreement (the "Lock-Up Agreement") entered into by the Selling Parties and required by the Securities Administrators of the States of Alaska, Arizona, Arkansas, Idaho, Indiana, Iowa, Kansas, Kentucky, Maine, Massachusetts, Michigan, Mississippi, Montana, New Mexico, North Dakota, Oklahoma, Oregon, Pennsylvania, South Dakota, Texas, Vermont, Virginia, and Washington. Prior to consummating the purchase of the shares, Mr. Greenwell has obtained consents from the Securities Administrators of each of those states to acquire the shares, subject to the terms and conditions of the Lock-Up Agreement. Security holders subject to the Lock-Up Agreement (company insiders) are restricted for a period of two years following the completion of the Company's initial public offering from selling securities, except that, beginning one year from the date the offering was consummated, 2-1/2% of the securities subject to the Lock-Up Agreement are released from the terms of the restrictions each quarter. Mr. Greenwell will assume these obligations.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         There are no attached Exhibits to this form 13D based upon the following:

         (a) There are no written agreements relating to the borrowing of funds to finance the acquisition of the shares of the Issuer since Mr. Greenwell used solely personal assets for such acquisition, as disclosed in Item 3;

         (b) There are no written agreements, contracts, arrangements, understandings, plans or proposals relating to the acquisition of Issuer control, liquidation, sale of assets, merger or change in business or corporate structure, or any other matter as disclosed in Item 4;

         (c) There are no written agreements, contracts, arrangements, understandings, plans or proposals relating to the transfer or voting of the securities, finders fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or profit, or the giving of withholding of any proxy other than as disclosed in Item 6 hereof.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date: November 16, 1998


                                             /s/ John E. Greenwell
                                             -----------------------------
                                             John E. Greenwell

                                             Name/Title (N/A)